UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CEL-SCI Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

150837409

(CUSIP Number)

January 25, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

a.	☐	Rule 13d-1(b)

b.	☒	Rule 13d-1(c)

c.	☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150837409	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cranshire Capital Advisors, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,779,835
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,779,835
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,779,835 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.8% (see Item 4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 150837409	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitchell P. Kopin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,779,835
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,779,835
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,779,835 (see Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 6.8% (see Item 4)
12.	Type of Reporting Person (See Instructions) IN; HC

Item 1.

(a) Name of Issuer

CEL-SCI Corporation (the “Issuer”)

(b) Address of Issuer’s Principal Executive Offices

8229 Boone Boulevard, Suite 802

Vienna, Virginia 22182

Item 2.

(a) Name of Person Filing

(b) Address of Principal Business Office or, if none, Residence

(c) Citizenship

This Schedule 13G is being filed on behalf of (i) Cranshire Capital Advisors, LLC, a Delaware limited liability company (“CCA”), and (ii) Mitchell P. Kopin, an individual who is a citizen of the United States of America (“Mr. Kopin,” together with CCA, the “Reporting Persons”).

CCA serves as the investment manager to each of (i) Cranshire Capital, L.P., an Illinois limited partnership (“Cranshire Capital”), (ii) Cranshire Capital Master Fund, Ltd., a Cayman Islands exempted company (“Cranshire Capital Master Fund”), and (iii) a managed account (the “Managed Account”). In such capacity, CCA exercises voting and investment power over the shares of Common Stock held for the account of each of Cranshire Capital, Cranshire Capital Master Fund and the Managed Account.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 3100 Dundee Road, Suite 703, Northbrook, Illinois 60062.

(d) Title of Class of Securities

Common stock, $0.01 par value per share, of the Issuer (the “Common Stock”).

(e) CUSIP Number

150837409

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) and (b):

Immediately following the execution of the Securities Purchase Agreement described in the Form 8-K filed by the Issuer with the Securities and Exchange Commission on January 27, 2012, each of the Reporting Persons may be deemed to have beneficial ownership of 16,779,835 shares of Common Stock, which consists of (i) 779,835 shares of Common Stock held for the account of Cranshire Capital Master Fund, (ii) 15,444,444 shares of Common Stock issuable to Cranshire Capital Master Fund, and (iii) 555,556 shares of Common Stock issuable to the Managed Account, in each case of clauses (ii) and (iii) above, pursuant to such Securities Purchase Agreement, and all such shares of Common Stock represent beneficial ownership of approximately 6.8% of the Common Stock, based on (1) 230,028,579 shares of Common Stock issued and outstanding on

January 16, 2012, as reported in the Form 424B2 Prospectus filed by the Issuer on January 27, 2012, plus (2) 15,444,444 shares of Common Stock issuable to Cranshire Capital Master Fund pursuant to such Securities Purchase Agreement, and (3) 555,556 shares of Common Stock issuable to the Managed Account pursuant to such Securities Purchase Agreement.

The foregoing excludes (I) 11,700,000 shares of Common Stock issuable upon exercise of a warrant held by Cranshire Capital Master Fund (the “Master Fund Warrant”) because the Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Master Fund Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (II) 11,583,333 shares of Common Stock issuable upon exercise of a warrant to be issued to Cranshire Capital Master Fund pursuant to such Securities Purchase Agreement (the “Second Master Fund Warrant”) because the Second Master Fund Warrant is not exercisable until after July 31, 2012 (and the Second Master Fund Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Master Fund Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock), (III) 300,000 shares of Common Stock issuable upon exercise of a warrant to be issued to the Managed Account pursuant to such Securities Purchase Agreement (the “Managed Account Warrant”) because the Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock, (IV) 416,667 shares of Common Stock issuable upon exercise of a warrant to be issued to the Managed Account pursuant to such Securities Purchase Agreement (the “Second Managed Account Warrant”) because the Second Managed Account Warrant is not exercisable until after July 31, 2012 (and the Second Managed Account Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Managed Account Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.99% of the Common Stock), (V) 213,879 shares of Common Stock issuable upon conversion of a convertible note held by Cranshire Capital (the “Note”) because the Note contains a blocker provision under which the holder thereof does not have the right to convert the Note to the extent (but only to the extent) that such conversion would result in beneficial ownership by the holder thereof or any of its affiliates of more than 4.9% of the Common Stock, (VI) 833,333 shares of Common Stock issuable upon exercise of a warrant held by Cranshire Capital (the “First Cranshire Warrant”) because the First Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the First Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, (VII) 794,944 shares of Common Stock issuable upon exercise of a second warrant held by Cranshire Capital (the “Second Cranshire Warrant”) because the Second Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Second Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof (together with the holder’s affiliates, and any other persons acting as a group together with the holder or any of the holder’s affiliates) of more than 4.9% of the Common Stock, and (VIII) 193,799 shares of Common Stock issuable upon exercise of a third warrant held by Cranshire Capital (the “Third Cranshire Warrant”) because the Third Cranshire Warrant contains a blocker provision under which the holder thereof does not have the right to exercise the Third Cranshire Warrant to the extent that such exercise would result in beneficial ownership by the holder thereof and the holder’s affiliates and any other persons whose beneficial ownership would be aggregated with the holder’s for purposes of Section 13(d) of the Securities Exchange Act of

1934, of more than 4.999% of the Common Stock. Without such blocker provisions (and assuming each of the Second Master Fund Warrant and Second Managed Account Warrant is currently exercisable), each of the Reporting Persons may be deemed to have beneficial ownership of 42,815,790 shares of Common Stock.

(c) Number of shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote:         0        .

(ii) Shared power to vote or to direct the vote:     16,779,835    .

(iii) Sole power to dispose or to direct the disposition of         0        .

(iv) Shared power to dispose or to direct the disposition of     16,779,835    .

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2012

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 6, 2012

CRANSHIRE CAPITAL ADVISORS, LLC

By:	/s/ Mitchell P. Kopin
Mitchell P. Kopin, Managing Member

/s/ Mitchell P. Kopin
Mitchell P. Kopin